Exhibit 99.1

Bitfarms Schedules Fourth Quarter and Full Year 2023 Conference Call on March 7th, 2024

TORONTO and BROSSARD, Québec, February 28, 2024 -- Bitfarms Ltd. (NASDAQ/TSX: BITF), a global vertically integrated Bitcoin mining company, will report its fourth quarter and full year 2023 financial results on Thursday, March 7, 2024 before the market opens. Management will host a conference call on the same day at 8:00am EST. A presentation of the Q4 2023 results will be accessible before the call on the Investor website and can be accessed here.

Participants are asked to pre-register for the event through the following link:
Q4 2023 Conference Call. Please note that registered participants will receive their dial-in number upon registration and will dial directly into the call without delay. Those unable to pre-register may dial in by calling: 1-866-777-2509 (domestic), or 1-412-317-5413 (international), and should do so 10 minutes prior to the start time.

The conference call will also be available through a live webcast found here.

The webcast replay will be available approximately one hour after the end of the call and can be accessed in the Events section of our Investor website. An audio replay will be available through March 14, 2024, and can be accessed at 1-877-344-7529 (domestic), 1-412-317-0088 (international), or Canada (toll free) 855-669-9658 using access code 4390159.

About Bitfarms Ltd.

Founded in 2017, Bitfarms is a global, Bitcoin mining company that contributes its computational power to one or more mining pools from which it receives payment in Bitcoin. Bitfarms develops, owns, and operates vertically integrated mining farms with in-house management and company-owned electrical engineering, installation service, and multiple onsite technical repair centers. The Company’s proprietary data analytics system delivers best-in-class operational performance and uptime.

Bitfarms currently has 11 operating Bitcoin mining facilities and two under development situated in four countries: Canada, the United States, Paraguay, and Argentina. Powered predominantly by environmentally friendly hydro-electric and long-term power contracts, Bitfarms is committed to using sustainable and often underutilized energy infrastructure.

To learn more about Bitfarms’ events, developments, and online communities:

Website: www.bitfarms.com

https://www.facebook.com/bitfarms/
https://twitter.com/Bitfarms_io
https://www.instagram.com/bitfarms/
https://www.linkedin.com/company/bitfarms/

Investor Relations Contacts:

Tracy Krumme (Bitfarms)

+1 786-671-5638

tkrumme@bitfarms.com

David Barnard (LHA)

+1 415-433-3777

Investors@bitfarms.com